SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              FORM U-6B-2

                        Certificate of Notification
                                    of
                   The Connecticut Light and Power Company

        with respect to Financing of Pollution Control Facilities
Certificate is filed by:  The Connecticut Light and Power Company (the
"Company").


This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Reference is made to File Number 040-00403 and the Company's Forms U-6B-
2 filed on May 22, 1996, January 31, 1997, January 21, 1998, December 9, 1998, and November 12, 1999 (the "Original Forms") describing the transactions entered into on May 21, 1996, January 23, 1997, January 21, 1998, December 9, 1998, and November 12, 1999. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

1.	Type of the security or securities:	See Original Forms for general
description. On October 24, 2000, the Standby Bond Purchase Agreement dated January 23, 1997, as amended, among the Company, Societe Generale, New York Branch, and State Street Bank and Trust Company, as successor trustee, was terminated and replaced with the Standby Bond Purchase Agreement dated as of October 24, 2000 (the "2000 SBPA"), among the Company, The Bank of New York, and the Participating Banks referred to therein. The expiration date of the 2000 SBPA is October 23, 2001.

2 through 15.	See Original Forms.

THE CONNECTICUT LIGHT AND POWER COMPANY

By 	/s/ Randy A. Shoop
	Randy A. Shoop
	Treasurer

Date:	November 2, 2000